June 8, 2005


Mail Stop 0306

Richard K. Williams
President, Chief Executive Officer and Chief Technical Officer
Advanced Analogic Technologies Incorporated
830 East Arques Avenue
Sunnyvale, CA 94085

Re:	Advanced Analogic Technologies Incorporated
	Amendment No. 2 to Registration Statement on Form S-1
	Filed June 3, 2005
	         File No. 333-123798
Dear Mr. Williams:
      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Note that we may have additional comments when you include a price range and all price-related disclosure.
Graphics
2. Disclose on the applicable pages of the graphics that you do not manufacture the finished products depicted there.

Management`s Discussion and Analysis, page 25
3. Please revise the disclosure on pages 30 and 36 to explain in more
detail the reference to "the implementation of [your]
international
structure" and the impact that this is expected to have on future operations.
4. Please revise to clarify how you "reassessed" the valuations of the common stock for options granted as discussed on pages 28 and 29 and whether this resulted in any additional compensation being recorded.
Certain Relationships and Related Party Transactions, page 69
5. We note your response to comment 2. The disclosure on pages 69 and II-2 states that the warrants were issued in October, 2003. The disclosure on page F-15 states that the Board approved the issuance during the period ended December 31, 2002. Please reconcile the disparity in the dates.
Financial Statements
Note 1. Business and Significant Accounting Policies, page F-7
6. Please revise to disclose the management representations required by Rule 3-03(d) of Regulation S-X.
Stock Options - Page F-14
7. We reference your response to our prior comment number 7. Please provide details of the preliminary pricing information based on the discussion of the pricing expectations with the underwriters in the first quarter of 2005 as indicated in the response.
8. Please update your Exhibit A to include all options issued through
May 31, 2005.
Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any
proceeding
initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act of 1933 and the
Securities
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Patrick Enunwaonye at (202) 551-3645 or in his
absence, Brian Cascio at (202) 551-3676, if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3800
with any other questions.

      Sincerely,




							Peggy Fisher
							Assistant Director

cc:	Mario M. Rosati, Esq.
	Mark L. Reinstra, Esq.
	Alexander D. Phillips, Esq.





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Richard K. Williams
Advanced Analogic Technologies Incorporated
June 8, 2005
Page 4